UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU  REPORTS  CONSOLIDATED  FOURTH  QUARTER  2013  RESULTS 1;2;3;4

Santiago,  Chile,  February  4 th , 2014  –  CCU announced  today  its  consolidated  financial results for the  fourth  quarter ended  December  31st , 2013:

  Consolidated   volumes   increased   8.3%   (6.0%   organic).   The   Chile   business   segment contributed with an increase of 13.7% (10.3% organic). The Río de la Plata business segment   showed   a   2.9%   decrease   (same   figures   for  organic  growth)  and   the   Wine business segment decreased 1.6% this quarter (same figures for organic growth).
  Total  Net  sales  increased  12.3%.  Organically  it  grew  11.7%  as  a  consequence  of  6.0% higher consolidated  volumes coupled  with  5.4% higher average  prices.
  Gross  profit  increased  13.3%.  Organically  it  grew  12.6%  as  a  combination  of  higher  Net sales  and  a  decrease  in  Cost  of  sales  of  46  bps as a percentage  of  Net  sales.
  Normalized   EBITDA   increased   10.8%.   On   organic   basis,   Normalized   EBITDA   grew 10.2%,  driven  by  Río  de  la  Plata  and  Wine  business segments.
  Normalized  Earnings  per  share 5 decreased  7.3%  due  to  share  dilution.  Nevertheless, Net income  increased  this  quarter,  mainly  due  to  higher Normalized  EBIT  and  lower Non- operating  losses,  partially compensated  by  higher  Income  taxes.  On  organic basis, Normalized  Earnings per share decreased  7.6%.
  Full  Year  2013  closed  with  significant  growth  in  its  key  indicators:  Net  sales  of  CLP 1,197,227  million  with  a  11.3%  growth;  Volumes  of  21,914  ThHL  with  a  10.1%  growth; EBITDA  of  CLP  252,512  million  with  7.0%  growth.  Regarding  Net  income  we  reached 123,036  million  with  a  7.5% growth.

Key figures			Total	Organic
(In ThHL or CLP million unless stated otherwise)	Q4'13	Q4'12	change %	change %
Volumes	6,726	6,212	8.3%	6.0%
Net sales	372,966	332,211	12.3%	11.7%
Gross profit	215,191	189,886	13.3%	12.6%
Normalized EBIT	76,710	69,885	9.8%	9.4%
Normalized EBITDA	93,559	84,464	10.8%	10.2%
Net income	46,292	45,509	1.7%	1.3%
Normalized Net income	48,606	45,509	6.8%	6.4%
Normalized Earnings per share	132.5	142.9	(7.3)%	(7.6)%
Key figures			Total	Organic
(In ThHL or CLP million unless stated otherwise)	YTD '13	YTD '12	change %	change %
Volumes	21,914	19,909	10.1%	5.0%
Net sales	1,197,227	1,075,690	11.3%	9.9%
Gross profit	660,530	582,603	13.4%	12.0%
Normalized EBIT	191,255	181,188	5.6%	5.2%
Normalized EBITDA	255,502	235,948	8.3%	7.5%
Net income	123,036	114,433	7.5%	6.6%
Normalized Net income	125,350	114,433	9.5%	8.7%
Normalized Earnings per share	377.8	359.3	5.1%	4.3%

1For  an  explanation  of  the  terms  used  please  refer  to  the  Glossary  in  Further  Information  and  Exhibits.  For  organic  growth  details  please  refer  to  page  8. Figures in tables and exhibits have been rounded off and may not add exactly the total  shown.

2  All references in this Press Release shall  be deemed to refer  to Q4’13 figures compared to Q4’12 figures, unless as otherwise indicated.

3  For a  comparable basis, Volumes figures consider  energy drinks sales from  CCU Argentina in both  periods shown.

4  Paraguay’s December  operation is only shown at EBIT, EBITDA  and  Net income  Level. Volumes are not considered.

5  Considers period weighted average shares according to Capital  increase as of December  31 th , 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 20

COMMTS FROM THE CEO

We  are  pleased  with  CCU’s  fourth  quarter  2013  overall  performance,  where  the  Normalized EBITDA  grew  10.8%.  On  organic  basis,  Normalized  EBITDA  increased  10.2%  driven  by  Río de  la  Plata  and  Wine  business  segments.  Normalized  EBITDA  excludes  the  effect  of  CLP 2,989  million  as  Exceptional  items  associated  with  a  Restructuring process  of  the organization which  implied  the  early  retirement  of  managers  replaced  internally,  promotions  and  the  sole and  exceptional payments  of  incentives to  the  leaving  and  remaining  personnel.

Chile business  segment  Normalized  EBITDA  decreased  0.1%  mainly explained  by higher distribution  cost  due  to  higher  real  salaries  caused  by  low unemployment  as it has been happening  throughout  2013.  As  a  consequence,  the  organic  Normalized EBITDA in Chile decreased by 0.8%. Nevertheless, there are three elements that are not considered as Exceptional  items,  but  they  are due  to  special circumstances which  if  adjusted  would  result in an   organic   Normalized   EBITDA   increase   of   9.4%.   These   circumstances   are:   strong devaluation  of  the  Chilean  peso  in  Q4’13,  finished  products  inventory depletion  in  Beer Chile during  Q4’13  and  the  sale  of  a  site  in  Q4’12.  All  of  these  effects  are  explained  in  more  detail on  page  5  of  this Press Release.

Río  de  la  Plata  business  segment.  Normalized  EBITDA,  measured  in  USD  terms,  increased 11.5%  organically in CCU Argentina.  Despite  lower  Net  sales  which  decreased  by  1.6%,  Gross profit  increased  by  1.2%  this  quarter  in  CCU Argentina.  Price  adjustments  coupled  with  both lower  costs  of  sales  and  expenses  have  allowed  us  to  compensate  inflationary pressures, consequently,  Normalized  EBITDA margin  increased  278  bps organically.

Wine  business  segment  showed  a  significant  33.0% Normalized EBITDA  increase. Excluding the  impact  of  a  higher  exchange  rate,  representing  CLP  1,395 million,  the Normalized  EBITDA grew 3.2%.  This  growth  is  mainly  explained  by  higher  average  prices  and  lower  wine  cost, although  facing  distribution  expenses pressures  in  line  with  the  rest  of  the  segments.

Following  our  strategic  plan  for  organic and  non-organic growth,  we  were  able  to  execute transactions  and  agreements.  During  October,  our  subsidiary ECUSA  executed  a  series  of contracts   and   agreements   with   PepsiCo   Inc.   that   will   allow   us   to   expand   our  current relationship  in  the  non-alcoholic  beverages,  as  well as  extending its long term  duration. Furthermore,   in   December,   we   announced   the   acquisition   of   50.005%   of   Bebidas   del Paraguay S.A.  and  the  49.995%  of  Distribuidora  del  Paraguay S.A., both  companies associated  with  the  Cartes  Group.  These  transactions allowed  us to enter into  the  soft  drinks, water and  nectar industries  and  the  beer distribution  in  Paraguay.

As we  have  been  mentioning  in  2013  Press  Releases  -in  a  future  on  a  date  to  be  defined-, CCU  will  report  its  Consolidated  Results  in  the  following three  business  segments:  Chile 6, Río de   la   Plata 7    and   Wine 8. This   is  consistent   with   the   way  the   Company  is  managed   and responds  to  how the  results  are  reported  in  CCU.  The  time  has  come,  and  this  change  will be implemented  beginning  with  the  Q1’14  results.

We  trust  that  our  operational  excellence,  consistent  branding  and  constant innovation  efforts, as  well as  inorganic  growth  opportunities  will  keep  CCU  on  the  path  of  healthy  and dynamic development.

6 Chile  includes  Beer  Chile,  Non  Alcoholic  beverages  and  Spirits.

7 Rio  de  la  Plata  includes  CCU  Argentina,  Uruguay  and,  since  December  2013,  Paraguay.

8 Wine  includes  Domestic,  Exports  from  Chile  and  Argentina.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 20

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q4’13    Increased 12.3% to CLP 372,966 million mainly as a result of 8.3% higher volumes. Allbusiness segments contributed to this growth in Net sales as follows: Chile with 15.2% increase, Río de la Plata grew 8.3% and Wine with 1.7% increase.

On organic basis, Total Net sales increased 11.7% as a result of 6.0% higher volumes coupled with 5.4% increase in average prices. The Chile business segment contributed to this growth with 14.3% organic Net sales increase, Río de la Plata business segment with 8.3% growth and Wine business segment with 1.7% increase.

2013      Accumulated  Total  Net  sales  increased  11.3%  to  CLP  1,197,227  million  mainly as  a result  of  10.1%  higher  volumes.  On  organic  basis,  accumulated  Total Net sales increased  9.9%  to  CLP  1,182,312  million  as  a  result  of  5.0%  higher volumes  coupled with  4.7%  increase  in  average  prices.

Net sales  by  segment

	Net sales (million CLP)
					Total	Organic
	Q4'13	Mix	Q4'12	Mix	Change%	Change%
1. Chile Business segment	234,833	63.0%	203,781	61.3%	15.2	14.3
Beer Chile	111,806	30.0%	99,558	30.0%	12.3	12.3
Non-alcoholic beverages	102,795	27.6%	86,153	25.9%	19.3	17.2
Spirits	20,231	5.4%	18,07	5.4%	12.0	12.0
2. Rio de la Plata Business segment	101,218	27.1%	93,459	28.1%	8.3	8.3
CCU Argentina	97,36	26.1%	91,051	27.4%	6.9	6.9
Uruguay	3,858	1.0%	2,408	0.7%	60.2	60.2
3. Wine Business segment	38,447	10.3%	37,806	11.4%	1.7	1.7
4. Other/Eliminations	-1,533	(0.4)%	-2,835	(0.9)%	N/A	N/A
TOTAL	372,966	100.0%	332,211	100.0%	12.3	11.7

	Net sales (million CLP)
					Total	Organic
	YTD '13	Mix	YTD '12	Mix	Change%	Change%
1. Chile Business segment	765,196	63.9%	676,529	62.9%	13.1	11.7
Beer Chile	353,044	29.5%	320,844	29.8%	10.0	10.0
Non-alcoholic beverages	342,233	28.6%	292,133	27.2%	17.1	13.9
Spirits	69,919	5.8%	63,552	5.9%	10.0	10.0
2. Rio de la Plata Business segment	282,435	23.6%	253,826	23.6%	11.3	9.2
CCU Argentina	272,499	22.8%	250,996	23.3%	8.6	8.6
Uruguay	9,936	0.8%	2,830	0.3%	251.1	64.7
3. Wine Business segment	152,255	12.7%	149,557	13.9%	1.8	1.8
4. Other/Eliminations	(2,660)	(0.2)%	(4,223)	(0.4)%	37.0	37.0
TOTAL	1,197,227	100.0%	1,075,690	100.0%	11.3	9.9

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 20

GROSS PROFIT

Q4’13    Increased  13.3%  to  CLP  215,191  million  as  a  result  of  12.3%  higher  Net  sales.  Cost of  sales, as a percentage of  Net sales,  decreased  from  42.8% to 42.3%. As a consequence,  Gross  profit,  as  a  percentage  of  Net  sales,  increased  from  57.2%  to 57.7%.

On organic  basis,  Gross  profit  increased  12.6%  to  CLP  213,823  million  as  a  result  of 11.7%  higher  Net  sales.  As  a  consequence,  Gross  profit,  as  a  percentage  of  Net sales  decreased  from  57.2% to  57.6%.

2013      Increased  13.4%  to  CLP  660,530  million  and,  as  a  percentage  of  Net  sales,  the consolidated  Gross  profit  increased  from  54.2%  to  55.2%.  On  organic  basis,  Gross profit  increased  12.0%  to  CLP  652.490  million  and  as  a  percentage of  Net sales increased  from  54.2%  to   55.2%.

Normalized  EBIT

Q4’13    Increased  9.8%  to  CLP  76,710  million,  mostly explained  by  13.3%  higher  Gross  profit, partially  compensated  by  16.5%  higher  MSD&A  expenses,  which  increased  to  CLP 141,446  million.  MSD&A  expenses,  as  a  percentage  of  Net  sales,  increased  from 36.5%  to  37.9%,  mainly  as  a  result  of  higher  distribution  expenses  due  to  higher real salaries caused  by  low  unemployment  in  Chile  and  higher inflation  in  Argentina.

On organic  basis,  Normalized  EBIT  increased  9.4%  to  CLP  76,455  million, mostly explained  by  12.6%  higher  Gross  profit,  partially compensated  by  15.6%  higher MSD&A  expenses,  which  increased  to  CLP  140,309  million.

2013     Increased 5.6% to CLP 191,255 million and its margin decreased from 16.8% to 16.0%. On organic basis, Normalized EBIT increased 5.2% to CLP 190,622 million and its margin decreased from 16.8% to 16.1%, mostly explained by 12.0% higher Gross profit, partially compensated by 15.0% higher MSD&A expenses, which increased to CLP 465,976 million. MSD&A expenses, as a percentage of Net sales, increased from 37.7% to 39.4%, mainly as a result of higher distribution, marketing and selling expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 20

Normalized EBIT and Normalized EBIT margin by segment

	Normalized EBIT (million CLP)						Normalized EBIT margin
					Total	Organic			Total	Organic
	Q4'13	Mix	Q4'12	Mix	Change%	Change%	Q4'13	Q4'12	Change(bps)	Change(bps)
1. Chile Business segment	47,849	62.4%	48,928	70.0%	(2.2)	(2.7)	20.4%	24.0%	(363)	(358)
Beer Chile	29,380	38.3%	31,522	45.1%	(6.8)	(6.8)	26.3%	31.7%	(538)	(538)
Non-alcoholic beverages	16,925	22.1%	14,844	21.2%	14.0	12.3	16.5%	17.2%	(77)	(72)
Spirits	1,544	2.0%	2,562	3.7%	(39.7)	(39.7)	7.6%	14.2%	(655)	(655)
2. Rio de la Plata Business segment	21,532	28.1%	16,913	24.2%	27.3	27.3	21.3%	18.1%	318	318
CCU Argentina	21,667	28.2%	16,952	24.3%	27.8	27.8	22.3%	18.6%	364	364
Uruguay	(134)	(0.2)%	(39)	(0.1)%	(247.0)	(247.0)	(3.5)%	(1.6)%	(187)	(187)
3. Wine Business segment	4,128	5.4%	3,088	4.4%	33.7	33.7	10.7%	8.2%	257	257
4. Other/Eliminations	3,200	4.2%	956	1.4%	N/A	N/A	-	-	-	-
TOTAL	76,710	100.0%	69,885	100.0%	9.8	9.4	20.6%	21.0%	(47)	(44)

	Normalized EBIT (million CLP)						Normalized EBIT margin
	YTD '13		YTD '12		Total	Organic	YTD '13	YTD '12	Total	Organic
		Mix		Mix	Change%	Change%			Change(bps)	Change(bps)
1. Chile Business segment	148,148	77.5%	138,221	76.3%	7.2	6.1	19.4%	20.4%	(107)	(112)
Beer Chile	89,454	46.8%	85,102	47.0%	5.1	5.1	25.3%	26.5%	(119)	(119)
Non-alcoholic beverages	52,209	27.3%	45,346	25.0%	15.1	11.8	15.3%	15.5%	(27)	(27)
Spirits	6,485	3.4%	7,772	4.3%	(16.6)	(16.6)	9.3%	12.2%	(295)	(295)
2. Rio de la Plata Business segment	27,237	14.2%	28,057	15.5%	(2.9)	(1.8)	9.6%	11.1%	(141)	(11)
CCU Argentina	28,411	14.9%	28,182	15.6%	0.8	0.8	10.4%	11.2%	(80)	(81)
Uruguay	(1,175)	(0.6)%	(125)	(0.1)%	841.9	N/A	(11.8)%	(4.4)%	(742)	(72)
3. Wine Business segment	13,189	6.9%	11,053	6.1%	19.3	19.3	8.7%	7.4%	127	109
4. Other/Eliminations	2,682	1.4%	3,857	2.1%	(30.5)	(30.5)	-	-	-	-
TOTAL	191,255	100.0%	181,188	100.0%	5.6	5.2	16.0%	16.8%	(87)	(72)

Normalized  EBITDA

Q4’13     Increased 10.8% to CLP 93,559 million and the Normalized EBITDA margin decreased from 25.4% to 25.1%. On organic basis, Normalized EBITDA increased 10.2% to CLP 93,103 million and the Normalized EBITDA margin also decreased from 25.4% to 25.1%.

Chile business segment Normalized EBITDA decreased 0.1% mainly explained by higher distribution cost due to higher real salaries caused by low unemployment as it has been happening throughout 2013. As a consequence, the organic Normalized EBITDA in Chile decreased by 0.8%. There are three elements that are not considered as Exceptional items, but they are due to special circumstances which if adjusted would result in an organic Normalized EBITDA increase of 9.4%. These circumstances are: strong devaluation of the Chilean peso in Q4’13 by 8.1%, with a total negative effect of CLP 1,902 million for the Chile business segment; finished products inventory depletion mainly in Beer Chile during Q4’13 with a total negative effect of CLP 2,538 million and the sale of a site in Q4’12 by Compañía Pisquera de Chile for CLP 1,364 million at EBITDA level.

Wine business segment showed a significant 33.0% Normalized EBITDA increase. Excluding the impact of a higher exchange rate, representing CLP 1,395 million, the Normalized EBITDA grew 3.2%. This growth is mainly explained by higher average prices and lower wine cost, although facing distribution expenses pressures in line with the rest of the segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 20

2013      Increased 8.3% to CLP 255,502 million. Normalized EBITDA margin decreased from 21.9% to 21.3%. On organic basis, Normalized EBITDA increased 7.5% to CLP 253,662 million and its margin decreased from 21.9% to 21.5%.

Normalized  EBITDA  and  Normalized  EBITDA margin  by segment

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
					Total	Organic			Total	Organic
	Q4'13	Mix	Q4'12	Mix	Change%	Change%	Q4'13	Q4'12	Change(bps)	Change(bps)
1. Chile Business segment	57,851	61.8%	57,882	68.5%	(0.1)	(0.8)	24.6%	28.4%	(377)	(377)
Beer Chile	34,649	37.0%	36,599	43.3%	(5.3)	(5.3)	31.0%	36.8%	(577)	(577)
Non-alcoholic beverages	21,124	22.6%	18,201	21.5%	16.1	13.6	20.5%	21.1%	(58)	(65)
Spirits	2,079	2.2%	3,082	3.6%	(32.6)	(32.6)	10.3%	17.1%	(678)	(678)
2. Rio de la Plata Business segment	23,817	25.5%	18,918	22.4%	25.9	25.9	23.5%	20.2%	329	329
CCU Argentina	23,830	25.5%	18,896	22.4%	26.1	26.1	24.5%	20.8%	372	372
Uruguay	(13)	(0.0)%	22	0.0%	(158.0)	(158.0)	(0.3)%	0.9%	(126)	(126)
3. Wine Business segment	6,239	6.7%	4,693	5.6%	33.0	33.0	16.2%	12.4%	382	382
4. Other/Eliminations	5,651	6.0%	2,970	3.5%	90.2	90.2	-	-	-	-
TOTAL	93,559	100.0%	84,464	100.0%	10.8	10.2	25.1%	25.4%	(34)	(34)

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
					Total	Organic			Total	Organic
	YTD '13	Mix	YTD '12	Mix	Change%	Change%	YTD '13	YTD '12	Change(bps)	Change(bps)
1. Chile Business segment	185,682	72.7%	171,506	72.7%	8.3	6.8	24.3%	25.4%	(108)	(111)
Beer Chile	109,634	42.9%	104,359	44.2%	5.1	5.1	31.1%	32.5%	(147)	(147)
Non-alcoholic beverages	67,481	26.4%	57,312	24.3%	17.7	13.4	19.7%	19.6%	10	(9)
Spirits	8,567	3.4%	9,836	4.2%	(12.9)	(12.9)	12.3%	15.5%	(322)	(322)
2. Rio de la Plata Business segment	37,194	14.6%	35,080	14.9%	6.0	8.0	13.2%	13.8%	(65)	(14)
CCU Argentina	38,030	14.9%	35,121	14.9%	8.3	8.3	14.0%	14.0%	(4)	(4)
Uruguay	(836)	(0.3)%	(41)	0.0%	1920.7	286.6	(8.4)%	(1.5)%	(695)	(48)
3. Wine Business segment	20,428	8.0%	17,619	7.5%	15.9	15.9	13.4%	11.8%	164	164
4. Other/Eliminations	12,198	4.8%	11,743	5.0%	3.9	3.9	-	-	-	-
TOTAL	255,502	100.0%	235,948	100.0%	8.3	7.5	21.3%	21.9%	(59)	(48)

NON-OPERATING RESULT

Q4’13    Increased  CLP  1,182  million  from  a  loss  of  CLP  7,895  million  to  a  loss  of  CLP  6,713 million  mainly  explained  by:

•   Net  financial  expenses  which  decreased  CLP  1,039  million  from  a  loss  of  CLP 3,993  million  to  a loss of  CLP  2,953  million, due to higher financial incomes from  the current  Cash  and  Cash  equivalent.

•   Results  as  per  adjustment units  which  increased  CLP  1,948  million  from  a  loss of CLP 2,699  million  to  a  loss  of  CLP  751  million,  mainly  due  to  lower  amount  of  UF linked  debt  in  Q4’13.

•   Equity  and  income  of  JV’s  which  increased  CLP  190  million  from  a  loss  of  CLP 42  million  to  a  gain  of  CLP  148  million  mostly  explained  by  better  results  in  Foods Compañía  de  Alimentos  CCU S.A.  and  Cervecera Austral  S.A. Partially  compensated  by:

•      Foreign   currency   exchange   differences   and   Other   gain/   loses   which decreased  CLP  1,995  million  from  a  loss  of  CLP  1,161  million  to  a  loss  of  CLP  3,156 million  mainly  due  to   foreign  currency  exchange   differences  of  royalty  debt  and Capital Increase  expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 20

2013      Decreased  CLP 578  million  from  a loss of  CLP  20,078  million  to a loss of  CLP  20,656 million,  due  mostly  to  higher  Net  financial  expenses  and  Foreign  currency exchange differences  partially compensated  by  Other  gains/(losses)  and  Results  as  per adjustment  units.

INCOME TAXES

Q4’13    Increased  CLP  4,289  million,  mainly explained  by  the  effect  of  foreign  exchange fluctuations  on  taxes  compensated  by  a  reverse  sign  entry in Other gains/(losses) coupled  with  a  higher  Net  income  in  Q4’13.

2013      Decreased  CLP  2,428  million  despite  higher  profits,  mostly  due  to  a  one-time  positive effect  of  CLP  2,510  million  caused  by a tax provision  reversal  related  to  deposits  for returns of  bottles  and  containers.

NORMALIZED   NET   INCOME   ATTRIBUTABLE   TO   EQUITY   HOLDERS   OF   PARENT COMPANY

Q4’13    Increased  6.8%  to  CLP  48,606  million  mostly  explained  by  higher  EBIT  and  lower Non-operating  losses,  partially compensated  by  higher  Income  taxes.  On  organic basis, Net  income  increased  6.4%.

2013      Increased  9.5%  to  CLP  125,350  million  mostly  explained  by  higher  EBIT  and  lower Income  taxes,  partially compensated  by  higher  Non-operating  losses.  On  organic basis, Net  income  increased  8.7%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 20

ORGANIC GROWTH

The  following schedule  details  the  effect  of  first  time  consolidation  of  the acquisition of Manantial  S.A.  in  December  2012  and  the  Uruguay operation  in  September  2012,  in  the  fourth quarter  and  year to date  as  of  December  2013.  For  better  insight,  Proforma  refers to consolidated  results  as  reported  for the  year,  excluding those  results  that  have  less  than  one year  in  the  operation.

Fourth Quarter	As reported		Manantial	Proforma(4)		Total(5)	Organic(6)
(In ThHL or CLP million unless stated otherwise)	2013	2012	Effect(1)	2013	2012	Change%	Change%
Volumes	6,726	6,212	140	6,586	6,212	8.3	6.0
Net sales	372,966	332,211	1,835	371,13	332,211	12.3	11.7
Net sales (CLP/HL)	55,447	53,481	13,085	56,349	53,481	3.7	5.4
Cost of sales	-157,775	-142,324	-468	-157,307	-142,324	10.9	10.5
% of net sales	42.3	42.8	25.5	42.4	42.8
Gross profit	215,191	189,886	1,368	213,823	189,886	13.3	12.6
% of net sales	57.7	57.2	74.5	57.6	57.2
MSD&A	-141,446	-121,381	-1,138	-140,309	-121,381	16.5	15.6
% of net sales	37.9	36.5	62.0	37.8	36.5
Other operating income/(expenses)	2,965	1,38	25	2,94	1,38	114.8	113.0
Normalized EBIT	76,71	69,885	255	76,455	69,885	9.8	9.4
Normalized EBIT Margin (%)	20.6	21.0	13.9	20.6	21.0
Normalized EBITDA	93,559	84,464	456	93,103	84,464	10.8	10.2
Normalized EBITDA Margin (%)	25.1	25.4	24.8	25.1	25.4

YTD as of December	As reported		Manantial	Uruguay	Proforma(4)		Total(5)	Organic(6)
(In ThHL or CLP million unless stated otherwise)	2013	2012	Effect(2)	Effect(3)	2013	2012	Change%	Change%
Volumes	21,914	19,909	647	371	20,896	19,909	10.1	5.0
Net sales	1,197,227	1,075,690	9,639	5,275	1,182,312	1,075,690	11.3	9.9
Net sales (CLP/HL)	54,632	54,03	137,681	-	56,579	54,03	1.1	4.7
Cost of sales	-536,697	-493,087	-2,431	-4,444	-529,822	-493,087	8.8	7.4
% of net sales	44.8	45.8	25.2	84.3	44.8	45.8
Gross profit	660,53	582,603	7,209	831	652,49	582,603	13.4	12.0
% of net sales	55.2	54.2	74.8	15.7	55.2	54.2
MSD&A	-473,524	-405,243	-5,874	-1,673	-465,976	-405,243	16.8	15.0
% of net sales	39.6	37.7	60.9	31.7	39.4	37.7
Other operating income/(expenses)	4,249	3,828	158	-17	4,107	3,828	11.0	7.3
Normalized EBIT	191,255	181,188	1,493	-860	190,622	181,188	5.6	5.2
Normalized EBIT Margin (%)	16.0	16.8	15.5	-16	16.1	16.8
Normalized EBITDA	255,502	235,948	2,516	-676	253,662	235,948	8.3	7.5
Normalized EBITDA Margin (%)	21.3	21.9	26.1	-13	21.5	21.9

(1)  Effect  of  excluding  Manantial's  October  and  November  2013  results  from  the  quarter  As  reported. (2)  Effect  of  excluding  Manantial's  January  to  November  2013  results  from  the  YTD  As  reported.

(3)  Effect  of  excluding  Uruguay's  January  to  August  2013  results  from  the  YTD  As  reported. (4)  Excludes  the  mentioned  effects  for  the  period.

(5)  Total  Change  refers  to  As  reported  figures  variation.

(6)  Organic  Change  refers  to  as  Proforma  figures  variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 20

EXCEPTIONAL ITEMS (EI)

During  2013  CCU  recorded  at  EBIT  level  the  effect  of  CLP  2,989  million  as  Exceptional items associated  with  a  Restructuring  process  of  the  organization  which implied  the  early  retirement of  managers replaced  internally,  promotions  and  the  sole  and  exceptional payments  of incentives to  the  leaving  and  remaining  personnel.

The following  schedules  show  the  EBIT/EBITDA,  both  after  Exceptional items:

	EBITDA (million CLP)
					Total	Organic
	Q4'13	Mix	Q4'12	Mix	Change%	Change%
1. Chile Business segment	47,068	63.8%	48,928	70.0%	(3.8)	(4.3)
Beer Chile	29,188	39.6%	31,522	45.1%	(7.4)	(7.4)
Non-alcoholic beverages	16,398	22.2%	14,844	21.2%	10.5	8.8
Spirits	1,482	2.0%	2,562	3.7%	(42.2)	(42.2)
2. Rio de la Plata Business segment	20,989	28.5%	16,913	24.2%	24.1	24.1
CCU Argentina	21,164	28.7%	16,952	24.3%	24.9	24.9
Uruguay	-175	(0.2)%	-39	-	352.2	352.2
3. Wine Business segment	3,853	5.2%	3,088	4.4%	24.8	24.8
4. Other/Eliminations	1,81	2.5%	956	1.4%	89.3	89.3
TOTAL	73,72	100.0%	69,885	100.0%	5.5	5.1

	EBITDA (million CLP)
					Total	Organic
	Q4'13	Mix	Q4'12	Mix	Change%	Change%
1. Chile Business segment	57,071	63.0%	57,882	68.5%	(1.4)	(2.2)
Beer Chile	34,457	38.0%	36,599	43.3%	(5.9)	(5.9)
Non-alcoholic beverages	20,597	22.7%	18,201	21.5%	13.2	10.7
Spirits	2,017	2.2%	3,082	3.6%	(34.6)	(34.6)
2. Rio de la Plata Business segment	23,274	25.7%	18,918	22.4%	25.9	27.1
CCU Argentina	23,328	25.8%	18,896	22.4%	26.1	26.1
Uruguay	-54	(0.1)%	22	-	(158.0)	(158.0)
3. Wine Business segment	5,963	6.6%	4,693	5.6%	27.1	27.1
4. Other/Eliminations	4,261	4.7%	2,97	3.5%	43.5	43.5
TOTAL	90,569	100.0%	84,464	100.0%	7.2	6.7

	EBIT (million CLP)
					Total	Organic
	YTD '13	Mix	YTD '12	Mix	Change%	Change%
1. Chile Business segment	147,367	78.3%	138,221	76.3%	6.6	5.5
Beer Chile	89,262	47.4%	85,102	47.0%	4.9	4.9
Non-alcoholic beverages	51,682	27.5%	45,346	25.0%	14.0	10.7
Spirits	6,423	3.4%	7,772	4.3%	(17.4)	(17.4)
2. Rio de la Plata Business segment	26,693	14.2%	28,057	15.5%	(4.9)	(1.8)
CCU Argentina	27,909	14.8%	28,182	15.6%	(1.0)	(1.0)
Uruguay	-1,216	(0.6)%	-125	-	N/A	N/A
3. Wine Business segment	12,913	6.9%	11,053	6.1%	16.8	16.8
4. Other/Eliminations	1,292	0.7%	3,857	2.1%	(66.5)	(66.5)
TOTAL	188,266	100.0%	181,188	100.0%	3.9	3.6

	EBITDA (million CLP)
					Total	Organic
	YTD '13	Mix	YTD '12	Mix	Change%	Change%
1. Chile Business segment	184,902	73.2%	171,506	72.7%	7.8	6.3
Beer Chile	109,442	43.3%	104,359	44.2%	4.9	4.9
Non-alcoholic beverages	66,954	26.5%	57,312	24.3%	16.8	12.4
Spirits	8,505	3.4%	9,836	4.2%	(13.5)	(13.5)
2. Rio de la Plata Business segment	36,651	14.5%	35,08	14.9%	4.5	6.4
CCU Argentina	37,528	14.9%	35,121	14.9%	6.9	6.9
Uruguay	-877	(0.3)%	-41	-	N/A	N/A
3. Wine Business segment	20,152	8.0%	17,619	7.5%	14.4	14.4
4. Other/Eliminations	10,808	4.3%	11,743	5.0%	(8.0)	(8.0)
TOTAL	252,512	100.0%	235,948	100.0%	7.0	6.2

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 20

FOURTH QUARTER BUSINESS SEGMENTS HIGHLIGHTS (Exhibits 3 and 4 )

1.   CHILE

Net sales  increased  15.2%  to  CLP  234,833  million  as a result  of  13.7%  higher sales  volume coupled  with  1.4%  higher  average  prices.  On  organic  basis,  Net  sales  increased  14.3%  as a result  of  10.3% higher organic sales  volume  coupled  with  3.7% increase  in  average  prices.

Normalized  EBIT  decreased  2.2%  to  CLP  47,849  million  due  to  18.5%  higher Cost of  sales and  22.8%  higher  MSD&A  expenses  partially offset  by  15.2%  higher  Net  sales.  Cost  of  sales, as  a  percentage  of  Net  sales,  increased  from  42.8%  to  44.0%  explained  by the  devaluation  of the  Chilean  peso  and  finished  products  inventory depletion.  MSD&A,  as  a  percentage  of  Net sales,  increased  from  33.8%  to  36.0%;  mainly  explained  by  higher distribution  costs.  The Normalized  EBIT  margin  decreased  from  24.0%  to  20.4%.  On  organic basis,  Normalized  EBIT decreased  2.7%  due  to  18.0%  higher  Cost  of  sales  and  21.2%  higher MSD&A  expenses partially  compensated  by 14.3%  higher  Net  sales.  The  organic  Normalized  EBIT  margin decreased  from  24.0% to  20.43%.

Normalized  EBITDA  remained  almost  flat  at  CLP  57,851  million  and  the  Normalized  EBITDA margin  decreased  from  28.4%  to  24.6%.  On  organic  basis,  Normalized  EBITDA  decreased 0.8% to CLP  57,396  million  and  the  EBITDA  margin  decreased  from  28.4% to  24.6%.

- BEER  CHILE

Net sales  increased  12.3%  to  CLP  111,806  million  as a result  of  5.5%  higher average prices  coupled  with  6.5%  higher sales volume.

Normalized  EBIT  decreased  6.8% to CLP  29,380  million  due  to  23.9%  higher  Cost  of sales  and  18.4%  higher  MSD&A  expenses  partially offset  by  12.3%  higher  Net  sales. Cost of  sales,  as  a  percentage  of  Net  sales,  increased  from  36.5% to 40.3%  due  to  the effect  of  finished  products  inventory depletion,  peso  devaluation  and  the  increased sales   mix   of   one   way   packaging,   partially   compensated   by   lower   energy  costs. MSD&A,  as a percentage  of  Net  sales,  increased  from  32.2% to 33.9%  as  distribution costs  continue  to  raise  due  to  increasing labor  costs.  The  Normalized  EBIT  margin decreased  from  31.7% to 26.3%.

Normalized  EBITDA  decreased  5.3%  to  CLP  34,649  million and the  Normalized EBITDA  margin  decreased  from  36.8%  to  31.0%.  Excluding the  finished  products inventory  depletion  and  peso  devaluation  effects,  Normalized  EBITDA increased  5.9%

Comments  The  innovation  plan  for this year was  completed  with  the  launch  of  a  new variant  (Mango)  of  our  Lemon  Stones  brand  and  the  launch  of  a  710  ml  bottle  for Royal  Guard  Black  Label.  Capacity  increase  as  well  as  quality related  investments  for both  the  Santiago  and  the  Temuco  brewery were  completed  at  the  end  of  the  quarter. Especially during  the  month  of  December  there  were  heavy price  promotions by competition,  to  which  we  responded  sporadically in order  to  protect  our  desired price/margin  equation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 20

- NON-ALCOHOLIC  BEVERAGES

Net sales  increased  19.3%  to  CLP  102,795  million.  On  organic basis,  Net  sales increased  17.2%  as  a  result  of  13.2%  volume  growth  coupled  with  3.5%  increase  in average  prices.  Outstanding  organic  volume  growth  was  delivered  in  all categories: Nectar 22.5%,  Water 16.5%  and  Soft  drinks  11.1%.

Normalized  EBIT  increased  14.0%  to  CLP  16,925  million  due  to  22.3%  higher Gross profit,  as  a  consequence  of  higher  Net  sales,  partially compensated  by  15.8%  increase in Cost  of  sales.  Nevertheless,  Cost  of  sales,  as  a  percentage of  Net sales, decreased from  45.6%  to  44.3%  mainly  explained  by  lower  sugar  cost  that  offsets  the  currency devaluation.  The  higher  Gross  profit  was  partially compensated  by 29.2%  growth  in MSD&A  expenses  explained  by  higher distribution  costs  and  marketing expenses. Normalized  EBIT  margin  decreased  from  17.2%  to  16.5%.  On  organic basis, Normalized  EBIT  increased  12.3%  due  to  19.4%  higher Gross profit  partially compensated  by  25.6%  increase  in  MSD&A  expenses. Consequently,  organic Normalized  EBIT  margin  also  decreased  from  17.2%  to  16.5%.

Normalized  EBITDA  increased  16.1%  to  CLP  21,124  million  and the  Normalized EBITDA  margin  decreased  from  21.1%  to  20.5%.  On  organic basis,  Normalized EBITDA  increased  13.6%  to  CLP  20,668  million  and its margin  decreased  from  21.1% to 20.5%.  When  excluding  the  peso  devaluation  effect,  Normalized  EBITDA  increased 17.5%.

Comments  Volumes  continued  the  strong growth  shown  this  year.  During Q4’13, the Company  consolidated   the   leadership   in   the   Non-carbonated   beverages,  Water, Nectar,  Sports  Drinks  and  Tea,  showing  extraordinary results  in  volume  growth.  In Carbonated  soft  drinks,  although  a  category that  is  growing  slower  than  the  pointed ones above,  our volumes showed  a  strong  growth.

     -   SPIRITS

Net sales  increased  12.0%  to  CLP  20,231  million  as  a  result  of  12.8%  higher average prices partially  compensated  by  0.7%  lower Sales  volumes.

Normalized  EBIT  decreased  39.7%  to  CLP  1,544  million  mainly due  to  the  effect  of  the sale  of  a  site  which  generated  a  profit  before  taxes  of  CLP  1,364  million  last  year.  Cost of  sales  increased  10.8%  mainly  explained  by  higher  costs  of  Pisco  grapes  as  a  result of  droughts  in  the  production  zones  and  an  increase  in  third  parties  distillation  costs. MSD&A  expenses  increased  12.1%  to  CLP  5,960  million  mostly  explained  by higher distribution  costs.  Normalized  EBIT  margin  decreased  from  14.2% to 7.6%.

Normalized  EBITDA  decreased  32.6%  to  CLP  2,079 million and the Normalized EBITDA  margin  decreased  from  17.1%  to  10.3%.  Excluding the  sale  of  the  site, Normalized  EBITDA  would  have  increased  23.7% and  Normalized  EBITDA margin would  have  increased  from  9.5%  to  10.5%  for Q4’13.

Comments  Net  sales  increased  mainly due  to  higher  prices,  both  in  the  pisco  and whisky category.  Both  categories  had  a  good  performance  not  only in this  quarter,  but also  during  the  entire  year,  increasing  annual  volumes  by 5.2%  and  29.4%  respectively, offsetting  rum,  that  had  a  contraction  lead  mainly  by  the  mainstream  segment.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 20

2.   RIO DE LA PLATA

Net sales,  measured  in  Chilean  pesos,  increased  8.3%  to  CLP  101,218  million  as  a  result  of 11.5% increase  in  average  prices,  partially  compensated  by  2.9%  lower sales  volume.

Normalized  EBIT,  measured  in  Chilean  pesos,  increased  27.3%  to  CLP  21,532  million,  as a result  of  10.8%  higher  Gross  profit,  partially compensated  by  4.2%  increase  in  MSD&A expenses  due  to  inflationary pressure,  distribution  costs,  selling and  marketing  expenses.  Cost of  sales  and  MSD&A,  as  a  percentage  of  Net  sales,  decreased  from  38.4%  to  37.0%  and  from 43.8% to 42.1%,  respectively.  Normalized  EBIT  margin  increased  from  18.1% to 21.3%.

Normalized  EBITDA,  measured  in  Chilean  pesos,  increased  25.9%  to  CLP  23,817  million  and Normalized  EBITDA margin  increased  from  20.2% to 23.5%.

-  CCU ARGENTINA

Net sales,  measured  in  Chilean  pesos,  increased  6.9%  to  CLP  97,360  million  as  a result  of  11.6%  higher  average  prices  partially compensated  by 4.2%  lower  Sales volume  mainly  in  Spirits (12.5% decrease) and  Cider (12.4% decrease).

Normalized   EBIT,   measured   in  Chilean  pesos,   increased   27.8%  to  CLP   21,667 million  mainly  due  to  10.2%  higher  Gross  profit  partially compensated  by  3.1%  higher MSD&A  expenses.  MSD&A  as  a  percentage  of  Net  sales,  decreased  from  44.3%  to 42.8%.  Normalized  EBIT  margin  increased  from  18.6% to 22.3%.

Normalized  EBITDA  increased  26.1%  to  CLP  23,830  million  this quarter  and  the Normalized  EBITDA  margin  increased  from  20.8%  to  24.5%.  Measured  in  USD terms, Normalized  EBITDA  increased  from  USD 39.5  million  to  USD 44.1  million.

Comments  Despite  Argentina  facing an  acceleration  in  the  devaluation  rate  specially during  the  last  month  of  this quarter from  5,81  AR$/USD to 6,55  AR$/USD (12.7% increase),  which  continued  in  January 2014,  CCU  Argentina  Normalized  EBITDA increased  11.5%  measured  in  USD  terms.  CCU  Argentina  beer volume  performance was  in  line  with  the  domestic  beer  industry estimations  (during  Q4’13  CCU  Argentina beer  volumes  decreased  1.2%)  while  an  increase  in  the  industry average  prices resulted  in  positive  performance  related  to  Net  sales.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 20

      -   URUGUAY

The  integration  of  the  acquired  operation  in  Uruguay  has been  successfully  completed and  has  taken  its  first  steps  into  direct  distribution.  The  company has  also  completed the  integration  of  its  beer  portfolio  and  has  introduced  to  the  market  the  new image  of the  Nativa  Mineral Water brand.

Measured  in  Chilean  pesos,  Q4’13  results  delivered  CLP  3,858  million  of  Net  sales and  CLP  3,010  million  of  Cost  of  sales.  The  latter  were  affected  by the  raw materials costs  which  suffered  the  Uruguayan  Peso  depreciation.  The  Q4’13  volume sales totaled  195  thousand  hectoliter and  EBITDA amounted  to  a  loss of  CLP  54  million.

3.   WINE

Net sales  increased  1.7%  to  CLP  38,447  million  due  to  3.3%  higher average  price,  partially compensated  by 1.6%  lower sales  volumes.

Normalized  EBIT  increased  33.7%  to  CLP  4,128  million  mainly due  to  higher  average  prices, the  positive  effect  of  the  devaluation  of  the  Chilean  peso  in  the  export side of  the  business  and lower  Cost  of  sales  due  to  lower  cost  of  wine.  MSD&A  expenses increased  6.9% mainly  due  to higher  marketing  expenses  and  distribution  costs.  Normalized  EBIT  margin  increased  from 8.2% to 10.7%.

Normalized  EBITDA  increased  33.0%  to CLP 6,239  million and the  Normalized  EBITDA margin  increased  from  12.4%  to  16.2%.  Excluding the  impact  of  a  higher exchange  rate, representing  CLP 1,395  million,  the  Normalized  EBITDA  grew  3.2%.

Comments  The  results  of  the  fourth  quarter  are  positively  influenced  by  a  good  performance in the  Domestic  and  Argentinian  markets,  the  depreciation  of  the  Chilean  peso  both  against the  Dollar and  the  Euro,  and  lower costs  of  wine.  VSPT  Export volumes performed  flat  during the  last  quarter,  with  good  performance  in  China  and  Brazil.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 20

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU  is  a  diversified  beverage  company  operating  principally  in  Chile,  Argentina,  Uruguay and Paraguay.  CCU  is  the  largest  Chilean  brewer,  the  second-largest Chilean soft drinks producer and  the  largest  Chilean  water  and  nectar producer, the  second-largest  Argentine  brewer, the third-largest  Chilean  domestic  wine  producer  and  the  largest  pisco  distributor. It also participates  in  the  HOD,  rum  and  confectionery industries  in  Chile,  in  the  beer,  water  and  soft drinks  industries  in  Uruguay,  and  in  the  soft  drinks,  water and  nectar industries  and  beer distribution  in  Paraguay.  The  Company has  licensing  agreements  with  Heineken  Brouwerijen B.V.,  Anheuser-Busch  Incorporated,  PepsiCo  Inc.,  Schweppes Holdings Limited, Guinness Brewing  Worldwide  Limited,  Société  des  Produits  Nestlé  S.A.,  Pernod  Ricard  and Compañía Pisquera Bauzá  S.A.

CAUTIONARY STATEMENT

Statements  made  in  this press  release  that  relate  to  CCU’s  future  performance  or financial results  are  forward-looking statements,  which  involve  known  and  unknown  risks  and uncertainties  that  could  cause  actual  performance  or  results  to  materially differ.  We  undertake no  obligation  to  update  any of  these  statements.  Persons  reading  this  press  release  are cautioned  not  to  place  undue  reliance  on  these  forward-looking statements.  These  statements should  be  taken  in  conjunction  with  the  additional  information  about  risk and  uncertainties set forth  in  CCU’s  annual  report  on  Form  20-F  filed  with  the US Securities and Exchange Commission  and  in  the  annual report submitted  to  the  SVS and  available  in  our web  page.

GLOSSARY

Business  Segments

Business  segments  are  reflected  as  follows:  1.  Chile,  which  considers Beer Chile,  Spirits  and Non Alcoholic  (including  nectar,  water,  as  purified  mineral  and  HOD,  and  soft  drinks  which also  incorporates  tea,  sports  and  energy drinks);  2.  Río  de  la  Plata, which  includes CCU Argentina  (including  beer,  cider,  spirits,  energy  drinks  and  domestic  wine  from  Tamarí sales), Uruguay’s  Operation  (soft  drinks  and  mineral  water)  and,  since  December  2013, Paraguay’s Operation  (soft  drinks,  water  and  nectar,  and  beer  distribution);  3.  Wine,  (including Chile domestic,  Chile  export  and  Argentina,  export and  domestic,  except  sales  from  Tamarí),  4.  The “Other/Eliminations”  considers  the  non-allocated  corporate  overhead  expenses  and  the  result of  the  logistics  subsidiary.  Corporate  shared  services,  distribution  and  logistics expenses allocated  to  each  business segment  based  on  Service  Level Agreements.

Cost of sales

Formerly referred  to  as  Cost  of  Goods  Sold  (COGS),  Cost  of  sales  includes  direct  costs  and manufacturing  expenses.

Earnings  Per Share  (EPS)

Net profit divided  by  the  weighted  average  number of shares during  the  year.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 20

EBIT

Stands  for  Earnings  Before  Interest  and  Taxes,  and  for management  purposes  it is defined,  as earnings  before  other  gains  (losses),  net  financial  expenses,  equity and  income  of  joint ventures,  foreign  currency exchange  differences,  results as per adjustment  units and  income taxes.  EBIT  is equivalent  to  Operating  Result used  in  the  20-F Form.

EBITDA

EBITDA  represents  EBIT  plus  depreciation  and  amortization.  EBITDA  is  not  an accounting measure  under  IFRS.  When  analyzing  the  operating  performance,  investors  should use EBITDA  in  addition  to,  not  as  an  alternative  for  Net  income,  as  this  item  is  defined  by IFRS. Investors  should  also  note  that  CCU’s  presentation  of  EBITDA  may not  be  comparable  to similarly   titled   indicators   used   by   other   companies.   EBITDA   is   equivalent   to   ORBDA (Operating  Result  Before Depreciation  and  Amortization),  used  in  the  20-F Form.

Exceptional  Items  (EI)

Formerly  referred  to  as  Non  recurring items  (NRI),  Exceptional  items  are  either income  or expenses  which  do  not  occur  regularly as  part  of  the  normal  activities  of  the  Company.  They are  presented  separately because  they are  important  for  the  understanding  of  the  underlying sustainable  performance  of  the  Company  due  to  their  size  or nature.

Marketing, Selling,  Distribution and  Administrative  expenses  (MSD&A)

MSD&A  include  marketing,  selling,  distribution  and  administrative  expenses.

Net Debt

Total financial debt  minus cash  &  cash  equivalents.

Net Debt /  EBITDA

The  ratio  is based  on  a  twelve  month  rolling  calculation  for EBITDA.

Net Income

Net profit attributable  to  parent  company  shareholder as per IFRS.

Normalized

The  term  “normalized”  refers  to  performance  measures  (EBITDA,  EBIT,  Net  income,  EPS)

before exceptional items.

Organic  growth

Organic  growth  refers  to  growth  excluding  the  effect  of  consolidation  changes  and  the  effect  of first  time  consolidation  an  acquisition.

UF

The  UF is a monetary  unit indexed  to  the  CPI  variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 20

Exhibit 1: Income Statement (Fourth Quarter 2013)
Fourth Quarter	2013	2012	2013	2012	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	372,966	332,211	723	644	12.3	11.7
Cost of sales	(157,775)	(142,324)	(306)	(276)	10.9	10.5
% of net sales	42.3	42.8	42.3	42.8	-	-
Gross profit	215,191	189,886	417	368	13.3	12.6
MSD&A	(141,446)	(121,381)	(274)	(235)	16.5	15.6
% of net sales	37.9	36.5	37.9	36.5	-	-
Other operating income/(expenses)	2,965	1,380	6	3	114.8	113.0
Normalized EBIT	76,710	69,885	149	135	9.8	9.4
% of net sales	20.6	21.0	20.6	21.0	-	-
Exceptional items	(2,989)	-	(6)	-	-	-
EBIT	73,720	69,885	143	135	5.5	5.1
% of net sales	19.8	21.0	19.8	21	-	-
Net financial expenses	(2,953)	(3,993)	(6)	(8)	(26.0)	(26.0)
Equity and income of JVs	148	(42)	0	(0)	453.6	453.6
Foreign currency exchange differences	(3,026)	(481)	(6)	(1)	(529.8)	(529.8)
Results as per adjustment units	(751)	(2,699)	(1)	(5)	72.2	72.4
Other gains/(losses)	(130)	(680)	(0)	(1)	80.9	84.3
Total Non-operating result	(6,713)	(7,895)	(13)	(15)	(15.0)	(15.3)
Income/(loss) before taxes	67,008	61,990	130	120	8.1	7.7
Income taxes	(16,886)	(12,597)	(33)	(24)	34.0	33.7
Net income for the year	50,121	49,393	97	96	1.5	1.1

Normalized net income attributable to:
The equity holders of the parent	48,606	45,509	94	88	6.8	6.4

Net income attributable to:
The equity holders of the parent	46,292	45,509	90	88	1.7	1.3
Non-controlling interest	3,829	3,884	7	8	(1.4)	(1.4)

Normalized EBITDA	93,559	84,464	181	164	10.8	10.2
% of net sales	25.1	25.4	25.1	25.4	-	-
EBITDA	90,569	84,464	176	164	7.2	6.7
% of net sales	24.3	25.4	24.3	25.4	-	-

OTHER INFORMATION
Number of shares(2) 366,821,989	366,821,989	318,502,872	366,821,989	318,502,872
Shares per ADR	2	2	2	2

Normalized Earnings per share	132.51	142.88	0.26	0.28	(7.3)	(7.6)
Earnings per share	126.20	142.88	0.24	0.28	(11.7)	(7.6)
Normalized Earnings per ADR	265.01	285.77	0.51	0.55	(7.3)	(7.6)
Earnings per ADR	252.40	285.77	0.49	0.55	(11.7)	(7.6)

Depreciation	16,849	14,578	33	28	15.6	14.2
Capital Expenditures	33,362	41,270	65	80	(19.2)	N/A
(1) Average Exchange rate for the period: US$1.00 = CLP 516 (2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 20

Exhibit 2: Income Statement (Twelve months ended on December 31, 2013)
YTD as of December	2013	2012	2013	2012	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	1,197,227	1,075,690	2,418	2,173	11.3	9.9
Cost of sales	(536,697)	(493,087)	(1,084)	(996)	8.8	7.4
% of net sales	44.8	45.8	44.8	45.8	-	-
Gross profit	660,530	582,603	1,334	1,177	13.4	12.0
MSD&A	(473,524)	(405,243)	(957)	(819)	16.8	15.0
% of net sales	39.6	37.7	39.6	37.7	-	-
Other operating income/(expenses)	4,249	3,828	9	8	11.0	7.3
Normalized EBIT	191,255	181,188	386	366	5.6	5.2
% of net sales	16.0	16.8	16.0	16.8	-	-
Exceptional items	(2,989)	-	(6)	-	-	-
EBIT	188,266	181,188	380	366	3.9	3.6
% of net sales	15.7	16.8	15.7	17	-	-
Net financial expenses	(15,830)	(9,362)	(32)	(19)	69.1	66.5
Equity and income of JVs	309	(177)	1	(0)	274.3	274.3
Foreign currency exchange differences	(4,292)	(1,003)	(9)	(2)	(328.0)	(304.5)
Results as per adjustment units	(1,802)	(5,058)	(4)	(10)	64.4	64.8
Other gains/(losses)	959	(4,478)	2	(9)	121.4	123.6
Total Non-operating result	(20,656)	(20,078)	(42)	(41)	(2.9)	(0.1)
Income/(loss) before taxes	167,609	161,110	339	325	4.0	4.3
Income taxes	(34,705)	(37,133)	(70)	(75)	(6.5)	(7.4)
Net income for the year	132,905	123,977	268	250	7.2	7.8

Normalized net income attributable to:
The equity holders of the parent	125,350	114,433	253	231	9.5	8.7

Net income attributable to:
The equity holders of the parent	123,036	114,433	249	231	7.5	6.6
Non-controlling interest	9,869	9,544	20	19	3.4	3.4

Normalized EBITDA	255,502	235,948	516	477	8.3	7.5
% of net sales	21.3	21.9	21.3	21.9	-	-
EBITDA	252,512	235,948	510	477	7.0	6.2
% of net sales	21.1	21.9	21.1	21.9	-	-

OTHER INFORMATION
Number of shares(2) 331,806,416	331,806,416	318,502,872	331,806,416	318,502,872
Shares per ADR	2	2	2	2

Normalized Earnings per share	377.78	359.28	0.76	0.73	5.1	4.3
Earnings per share	370.81	359.28	0.75	0.73	3.2	4.3
Normalized Earnings per ADR	755.56	718.57	1.53	1.45	5.1	4.3
Earnings per ADR	741.61	718.57	1.50	1.45	3.2	4.3

Depreciation	64,246	54,760	130	111	17.3	15.1
Capital Expenditures	124,559	117,646	252	238	5.9	N/A
(1) Average Exchange rate for the period: US$1.00 = CLP 495 (2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 17 of 20

Exhibit 3: Segment Information (Fourth Quarter 2013)
	1. Chile Business segment
Fourth Quarter	Beer Chile				Non-Alcoholic(1)				Spirits				Total(1)
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes	1,743	1,637	6.5	6.5	2,921	2,457	18.9	13.2	76	76	(0.7)	(0.7)	4,740	4,170	13.7	10.3
Net sales	111,806	99,558	12.3	12.3	102,795	86,153	19.3	17.2	20,231	18,070	12.0	12.0	234,833	203,781	15.2	14.3
Net sales (CLP/HL)	64,150	60,830	5.5	5.5	35,189	35,062	0.4	3.5	267,558	237,219	12.8	12.8	49,546	48,868	1.4	3.7
Cost of sales	(45,058)	(36,374)	23.9	23.9	(45,520)	(39,316)	15.8	14.6	(12,742)	(11,497)	10.8	10.8	(103,320)	(87,187)	18.5	18.0
% of net sales	40.3	36.5			44.3	45.6			63.0	63.6			44.0	42.8
Gross profit	66,749	63,183	5.6	5.6	57,276	46,837	22.3	19.4	7,489	6,573	13.9	13.9	131,513	116,594	12.8	11.6
% of net sales	59.7	63.5			55.7	54.4			37.0	36.4			56.0	57.2
MSD&A	(37,899)	(32,022)	18.4	18.4	(40,707)	(31,503)	29.2	25.6	(5,960)	(5,317)	12.1	12.1	(84,567)	(68,842)	22.8	21.2
% of net sales	33.9	32.2			39.6	36.6			29.5	29.4			36.0	33.8
Other operating income/(expenses)	530	360	N/A	N/A	357	(490)	N/A	N/A	15	1,306	N/A	N/A	902	1,176	N/A	N/A
Normalized EBIT	29,380	31,522	(6.8)	(6.8)	16,925	14,844	14.0	12.3	1,544	2,562	(39.7)	(39.7)	47,849	48,928	(2.2)	(2.7)
Normalized EBIT margin (%)	26.3	31.7			16.5	17.2			7.6	14.2			20.4	24.0
Exceptional items	(192)	-	N/A	N/A	(527)	-	N/A	N/A	(62)	-	N/A	N/A	(780)	-	N/A	N/A
EBIT	29,188	31,522	(7.4)	(7.4)	16,398	14,844	10.5	8.8	1,482	2,562	(42.2)	(42.2)	47,068	48,928	(3.8)	(4.3)
% of net sales	26.1	31.7			16.0	17.2			7.3	14.2			20.0	24.0
Normalized EBITDA	34,649	36,599	(5.3)	(5.3)	21,124	18,201	16.1	13.6	2,079	3,082	(32.6)	(32.6)	57,851	57,882	(0.1)	(0.8)
Normalized EBITDA margin (%)	31.0	36.8			20.5	21.1			10.3	17.1			24.6	28.4
EBITDA	34,457	36,599	(5.9)	(5.9)	20,597	18,201	13.2	10.7	2,017	3,082	(34.6)	(34.6)	57,071	57,882	(1.4)	(2.2)
% of net sales	30.8	36.8			20.0	21.1			10.0	17.1			24.3	28.4

	2. Río de la Plata Business segment												3. Wine Business segment
Fourth Quarter	CCU Argentina				Uruguay				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes	1,488	1,553	(4.2)	(4.2)	195	180	8.2	8.2	1,683	1,733	(2.9)	(2.9)	303	308	(1.6)	(1.6)
Net sales	97,360	91,051	6.9	6.9	3,858	2,408	60.2	60.2	101,218	93,459	8.3	8.3	38,447	37,806	1.7	1.7
Net sales (CLP/HL)	65,414	58,623	11.6	11.6	19,792	13,363	48.1	48.1	60,131	53,918	11.5	11.5	126,691	122,614	3.3	3.3
Cost of sales	(34,439)	(33,940)	1.5	1.5	(3,010)	(1,945)	54.8	54.8	(37,450)	(35,884)	4.4	4.4	(21,584)	(22,952)	(6.0)	(6.0)
% of net sales	35.4	37.3			78.0	80.8			37.0	38.4			56.1	60.7
Gross profit	62,921	57,112	10.2	10.2	847	463	82.8	82.8	63,768	57,575	10.8	10.8	16,863	14,855	13.5	13.5
% of net sales	64.6	62.7			22.0	19.2			63.0	61.6			43.9	39.3
MSD&A	(41,638)	(40,378)	3.1	3.1	(976)	(518)	88.5	88.5	(42,614)	(40,896)	4.2	4.2	(12,585)	(11,768)	6.9	6.9
% of net sales	42.8	44.3			25.3	13.4			42.1	43.8			32.7	31.1
Other operating income/(expenses)	384	218	N/A	N/A	(6)	16	N/A	N/A	378	234	N/A	N/A	(150)	2	N/A	N/A
Normalized EBIT	21,667	16,952	27.8	27.8	(134)	(39)	(247.0)	(247.0)	21,532	16,913	27.3	27.3	4,128	3,088	33.7	33.7
Normalized EBIT margin (%)	22.3	18.6			(3.5)	(1.6)			21.3	18.1			10.7	8.2
Exceptional items	(502)	-	N/A	N/A	(41)	-	N/A	N/A	(543)	-	N/A	N/A	(276)	-	N/A	N/A
EBIT	21,164	16,952	24.9	24.9	(175)	(39)	352.2	352.2	20,989	16,913	24.1	24.1	3,853	3,088	24.8	24.8
% of net sales	21.7	18.6			(4.5)	(1.6)			20.7	18.1			10.0	8.2
Normalized EBITDA	23,830	18,896	26.1	26.1	(13)	22	(158.0)	(158.0)	23,817	18,918	25.9	25.9	6,239	4,693	33.0	33.0
Normalized EBITDA margin (%)	24.5	20.8			(0.3)	0.9			23.5	20.2			16.2	12.4
EBITDA	23,328	18,896	23.5	23.5	(54)	22	(340.7)	(340.7)	23,274	18,918	23.0	23.0	5,963	4,693	27.1	27.1
% of net sales	24.0	20.8			(1.4)	0.9			23.0	20.2			15.5	12.4

	4. Other/eliminations				Total(1)
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes	-	-	-	-	6,726	6,212	8.3	6.0
Net sales	(1,533)	(2,835)	45.9	45.9	372,966	332,211	12.3	11.7
Net sales (CLP/HL)	-	-	-	-	55,447	53,481	3.7	5.4
Cost of sales	4,579	3,699	23.8	23.8	(157,775)	(142,324)	10.9	10.5
% of net sales	-	-			42.3	42.8
Gross profit	3,046	863	252.9	252.9	215,191	189,886	13.3	12.6
% of net sales	-	-	-		57.7	57.2
MSD&A	(1,680)	124	1453.4	-1453.4	(141,446)	(121,381)	16.5	15.6
% of net sales	-	-			37.9	36.5
Other operating income/(expenses)	1,835	(31)	N/A	N/A	2,965	1,380	N/A	N/A
Normalized EBIT	3,200	956	234.7	234.7	76,710	69,885	9.8	9.4
Normalized EBIT margin (%)	-	-			20.6	21.0
Exceptional items	(1,390)	-	N/A	N/A	(2,989)	-	N/A	N/A
EBIT	1,810	956	89.3	89.3	73,720	69,885	5.5	5.1
% of net sales	-	-			19.8	21.0
Normalized EBITDA	5,651	2,970	90.2	90.2	93,559	84,464	10.8	10.2
Normalized EBITDA margin (%)	-	-			25.1	25.4
EBITDA	4,261	2,970	43.5	43.5	90,569	84,464	7.2	6.7
% of net sales	-	-			24.3	25.4

(1) Organic excludes Manantial's October and November 2013 results from the quarter As reported

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 18 of 20

Exhibit 4: Segment Information (Twelve months ended on December 31, 2013)
	1. Chile Business segment
YTD as of December	Beer Chile				Non-Alcoholic(1)				Spirits				Total(1)
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes	5,536	5,434	1.9	1.9	9,759	8,147	19.8	11.8	273	263	3.6	3.6	15,568	13,844	12.4	7.8
Net sales	353,044	320,844	10.0	10.0	342,233	292,133	17.1	13.9	69,919	63,552	10.0	10.0	765,196	676,529	13.1	11.7
Net sales (CLP/HL)	63,774	59,046	8.0	8.0	35,069	35,858	(2.2)	1.8	256,116	241,190	6.2	6.2	49,153	48,867	0.6	3.6
Cost of sales	(143,382)	(130,587)	9.8	9.8	(156,250)	(138,906)	12.5	10.7	(43,598)	(38,865)	12.2	12.2	(343,230)	(308,359)	11.3	10.5
% of net sales	40.6	40.7			45.7	47.5			62.4	61.2			44.9	45.6
Gross profit	209,662	190,256	10.2	10.2	185,983	153,227	21.4	16.7	26,321	24,687	6.6	6.6	421,965	368,170	14.6	12.7
% of net sales	59.4	59.3			54.3	52.5			37.6	38.8			55.1	54.4
MSD&A	(120,814)	(105,513)	14.5	14.5	(134,488)	(107,667)	24.9	19.5	(19,901)	(18,516)	7.5	7.5	(275,203)	(231,696)	18.8	16.2
% of net sales	34.2	32.9			39.3	36.9			28.5	29.1			36.0	34.2
Other operating income/(expenses)	607	358	N/A	N/A	713	(214)	N/A	N/A	65	1,601	N/A	N/A	1,385	1,746	N/A	N/A
Normalized EBIT	89,454	85,102	5.1	5.1	52,209	45,346	15.1	11.8	6,485	7,772	(16.6)	(16.6)	148,148	138,221	7.2	6.1
Normalized EBIT margin (%)	25.3	26.5			15.3	15.5			9.3	12.2			19.4	20.4
Exceptional items	(192)	-	N/A	N/A	(527)	-	N/A	N/A	(62)	-	N/A	N/A	(780)	-	N/A	N/A
EBIT	89,262	85,102	4.9	4.9	51,682	45,346	14.0	10.7	6,423	7,772	(17.4)	(17.4)	147,367	138,221	6.6	5.5
% of net sales	25.3	26.5			15.1	15.5			9.2	12.2			19.3	20.4
Normalized EBITDA	109,634	104,359	5.1	5.1	67,481	57,312	17.7	13.4	8,567	9,836	(12.9)	(12.9)	185,682	171,506	8.3	6.8
Normalized EBITDA margin (%)	31.1	32.5			19.7	19.6			12.3	15.5			24.3	25.4
EBITDA	109,442	104,359	4.9	4.9	66,954	57,312	16.8	12.4	8,505	9,836	(13.5)	(13.5)	184,902	171,506	7.8	6.3
% of net sales	31.0	32.5			19.6	19.6			12.2	15.5			24.2	25.4

	2. Río de la Plata Business segment												3. Wine Business segment
YTD as of December	CCU Argentina				Uruguay				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes	4,457	4,578	(2.6)	(2.6)	615	211	191.4	15.8	5,072	4,789	5.9	(1.8)	1,274	1,276	(0.1)	(0.1)
Net sales	272,499	250,996	8.6	8.6	9,936	2,830	251.1	64.7	282,435	253,826	11.3	9.2	152,255	149,557	1.8	1.8
Net sales (CLP/HL)	61,139	54,825	11.5	11.5	16,149	13,403	20.5	42.2	55,682	52,998	5.1	11.2	119,493	117,226	1.9	1.9
Cost of sales	(105,082)	(97,711)	7.5	7.5	(8,183)	(2,321)	252.5	61.0	(113,265)	(100,033)	13.2	8.8	(92,864)	(95,635)	(2.9)	(2.9)
% of net sales	38.6	38.9			82.4	82.0			40.1	39.4			61.0	63.9
Gross profit	167,417	153,285	9.2	9.2	1,753	509	244.5	81.3	169,171	153,794	10.0	9.5	59,391	53,922	10.1	10.1
% of net sales	61.4	61.1			17.6	18.0			59.9	60.6			39.0	36.1
MSD&A	(140,066)	(125,400)	11.7	11.7	(2,906)	(649)	347.5	89.8	(142,972)	(126,049)	13.4	12.1	(46,036)	(43,175)	6.6	6.6
% of net sales	51.4	50.0			29.2	6.5			50.6	49.7			30.2	28.9
Other operating income/(expenses)	1,061	297	N/A	N/A	(23)	16	N/A	N/A	1,038	313	N/A	N/A	(166)	306	N/A	N/A
Normalized EBIT	28,411	28,182	0.8	0.8	(1,175)	(125)	N/A	N/A	27,237	28,057	(2.9)	(1.8)	13,189	11,053	19.3	19.3
Normalized EBIT margin (%)	10.4	11.2			(11.8)	(4.4)			9.6	11.1			8.7	7.4
Exceptional items	(502)	-	N/A	N/A	(41)	-	N/A	N/A	(543)	-	N/A	N/A	(276)	-	N/A	N/A
EBIT	27,909	28,182	(1.0)	(1.0)	(1,216)	(125)	N/A	N/A	26,693	28,057	(4.9)	(1.8)	12,913	11,053	16.8	16.8
% of net sales	10.2	11.2			(12.2)	(4.4)			9.5	11.1			8.5	7.4
Normalized EBITDA	38,030	35,121	8.3	8.3	(836)	(41)	N/A	N/A	37,194	35,080	6.0	8.0	20,428	17,619	15.9	15.9
Normalized EBITDA margin (%)	14.0	14.0			(8.4)	(1.5)			13.2	13.8			13.4	11.8
EBITDA	37,528	35,121	6.9	6.9	(877)	(41)	N/A	N/A	36,651	35,080	4.5	6.4	20,152	17,619	14.4	14.4
% of net sales	13.8	14.0			(8.8)	(1.5)			13.0	13.8			13.2	11.8

	4. Other/eliminations				Total(1)
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes	-	-	-	-	21,914	19,909	10.1	5.0
Net sales	(2,660)	(4,223)	37.0	37.0	1,197,227	1,075,690	11.3	9.9
Net sales (CLP/HL)	-	-	-	-	54,632	54,030	1.1	4.7
Cost of sales	12,663	10,939	15.8	15.8	(536,697)	(493,087)	8.8	7.4
% of net sales					44.8	45.8
Gross profit	10,003	6,716	48.9	48.9	660,530	582,603	13.4	12.0
% of net sales					55.2	54.2
MSD&A	(9,313)	(4,323)	115.4	115.4	(473,524)	(405,243)	16.8	15.0
% of net sales					39.6	37.7
Other operating income/(expenses)	1,992	1,464	N/A	N/A	4,249	3,828	N/A	N/A
Normalized EBIT	2,682	3,857	(30.5)	(30.5)	191,255	181,188	5.6	5.2
Normalized EBIT margin (%)					16.0	16.8
Exceptional items	(1,390)	-	N/A	N/A	(2,989)	-	N/A	N/A
EBIT	1,292	3,857	(66.5)	(66.5)	188,266	181,188	3.9	3.6
% of net sales					15.7	16.8
Normalized EBITDA	12,198	11,743	3.9	3.9	255,502	235,948	8.3	7.5
Normalized EBITDA margin (%)					21.3	21.9
EBITDA	10,808	11,743	(8.0)	(8.0)	252,512	235,948	7.0	6.2
% of net sales					21.1	21.9
(1) Organic excludes Manantial's January to November 2013 results from the YTD As reported (2) Organic excludes Uruguay's January to August 2012 / 2013 results from the YTD As reported

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 19 of 20

Exhibit 5: Balance Sheet

	December 31	December 31	December 31	December 31	Total Change%
	2013	2012	2013	2012
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	408,853	102,337	779	195	299.5
Other current assets	409,644	393,551	781	750	4.1
Total current assets	818,497	495,888	1,560	945	65.1

PP&E (net)	680,994	612,329	1,298	1,167	11.2
Other non current assets	228,229	220,493	435	420	3.5
Total non current assets	909,223	832,822	1,733	1,588	9.2
Total assets	1,727,720	1,328,710	3,293	2,533	30.0

LIABILITIES
Short term financial debt	120,488	54,874	230	105	119.6
Other liabilities	288,641	259,656	550	495	11.2
Total current liabilities	409,129	314,530	780	600	30.1

Long term financial debt	142,763	209,123	272	399	(31.7)
Other liabilities	91,584	94,539	175	180	(3.1)
Total non current liabilities	234,347	303,662	447	579	(22.8)
Total Liabilities	643,476	618,191	1,227	1,178	4.1

EQUITY
Paid-in capital	562,693	231,020	1,073	440	143.6
Other reserves	(65,882)	(48,146)	(126)	(92)	(36.8)
Retained earnings	491,864	430,346	938	820	14.3

Net equity attributable to parent company shareholders	988,676	613,220	1,885	1,169	61.2
Minority interest	95,568	97,299	182	185	(1.8)
Total equity	1,084,244	710,518	2,067	1,354	52.6
Total equity and liabilities	1,727,720	1,328,710	3,293	2,533	30.0

OTHER FINANCIAL INFORMATION

Total financial debt	263,251	263,997	502	503	(0.3)

Net Financial debt	(145,602)	161,660	(278)	308	(190.1)

Liquidity ratio	2.00	1.58
Financial Debt / Capitalization	0.20	0.27
Net Financial debt / EBITDA	(0.58)	0.69
(1) Exchange rate as of December 31, 2013: US$1.00 = CLP 525

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 20 of 20

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 06, 2014